SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128, Yeoui-daero, Youngdungpo-gu, Seoul, 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Submission of Audit Report

1.	Name of external auditor: Samjong Accounting Corporation (KPMG)

2.	Date of receiving external audit report: February 26, 2014

3.	Auditor’s opinion

	FY 2013	FY 2012
Audit Report on Separate Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Separate Financial Statements

Items	FY 2013	FY 2012
Total Assets	20,644,592,617,994	23,801,588,123,418
Total Liabilities	10,882,167,949,202	14,140,468,562,427
Total Shareholders’ Equity	9,762,424,668,792	9,661,119,560,991
Capital Stock	1,789,078,500,000	1,789,078,500,000
Revenues	25,854,183,399,062	28,672,354,807,204
Operating Income	753,550,179,197	626,478,124,290
Ordinary Income	386,425,310,479	192,177,367,252
Net Income	99,671,926,545	28,548,662,750
Total Shareholders’ Equity / Capital Stock	545.7%	540.0%

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2013 and 2012

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying separate statements of financial position of LG Display Co., Ltd (the “Company”) as of December 31, 2013 and 2012 and the related separate statements of comprehensive income, changes in equity and cash flows for the years then ended. Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these separate financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012 and its financial performance and its cash flows for the years then ended, in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Without qualifying our opinion, we draw attention to the following:

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those knowledgeable about Korean auditing standards and their application in practice.

As discussed in note 20 to the separate financial statements, the Company has been or is under investigations by antitrust authorities in several countries with respect to possible anti-competitive activities in the Liquid Crystal Display (“LCD”) industry and named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these investigations and alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 19, 2014

This report is effective as of February 19, 2014, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2013 and 2012

(In millions of won)	Note	December 31, 2013		December 31, 2012

Assets
Cash and cash equivalents	6, 13	￦	253,059	1,400,566
Deposits in banks	6, 13		1,301,176	315,000
Trade accounts and notes receivable, net	7, 13, 19, 23		3,543,193	4,548,459
Other accounts receivable, net	7, 13		59,806	101,337
Other current financial assets	9, 13		—	2,976
Inventories	8		1,586,642	1,947,945
Prepaid income taxes			3,665	3,699
Other current assets	7		129,826	112,271

Total current assets			6,877,367	8,432,253

Investments	10		1,820,806	1,468,778
Other non-current financial assets	9, 13		40,905	80,318
Property, plant and equipment, net	11		10,294,740	12,004,435
Intangible assets, net	12		461,620	488,663
Deferred tax assets	29		936,000	1,186,704
Other non-current assets	7		213,155	140,437

Total non-current assets			13,767,226	15,369,335

Total assets		￦	20,644,593	23,801,588

Liabilities
Trade accounts and notes payable	13, 23	￦	3,482,120	4,386,383
Current financial liabilities	13, 14		886,852	971,577
Other accounts payable	13		1,050,586	2,618,171
Accrued expenses			476,040	418,047
Provisions	18		199,737	249,755
Advances received	19		627,997	462,614
Other current liabilities	18		30,843	26,396

Total current liabilities			6,754,175	9,132,943

Non-current financial liabilities	13, 14		2,994,837	3,440,585
Non-current provisions	18		5,005	6,515
Employee benefits	17		318,696	180,302
Long-term advances received	19		427,397	1,049,678
Other non-current liabilities	18		382,058	330,445

Total non-current liabilities			4,127,993	5,007,525

Total liabilities			10,882,168	14,140,468

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		(305)	(893)
Retained earnings	22		5,722,538	5,621,821

Total equity			9,762,425	9,661,120

Total liabilities and equity		￦	20,644,593	23,801,588

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2013 and 2012

(In millions of won, except earnings per share)	Note	2013		2012

Revenue	23, 24	￦	25,854,183	28,672,355
Cost of sales	8, 23		(23,103,569)	(26,325,386)

Gross profit			2,750,614	2,346,969

Selling expenses	16		(515,211)	(551,659)
Administrative expenses	16		(394,656)	(395,159)
Research and development expenses			(1,087,197)	(773,673)

Operating profit			753,550	626,478

Finance income	27		67,136	194,290
Finance costs	27		(254,022)	(310,071)
Other non-operating income	25		850,870	955,752
Other non-operating expenses	25		(1,031,109)	(1,274,272)

Profit before income tax			386,425	192,177
Income tax expense	28		286,753	163,628

Profit for the year			99,672	28,549

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability	17, 28		1,379	(75,722)
Related income tax	17, 28		(334)	18,325

			1,045	(57,397)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	27, 28		776	4,025
Related income tax	28		(188)	(974)

			588	3,051

Other comprehensive income (loss) for the year, net of income tax			1,633	(54,346)

Total comprehensive income (loss) for the year		￦	101,305	(25,797)

Earnings per share
Basic earnings per share	30	￦	279	80

Diluted earnings per share	30	￦	279	80

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2013 and 2012

(In millions of won)	Share capital		Share premium	Reserves	Retained earnings	Total equity

Balances at January 1, 2012	￦	1,789,079	2,251,113	(3,944)	5,650,669	9,686,917

Total comprehensive income (loss) for the year
Profit for the year		—	—	—	28,549	28,549

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	3,051	—	3,051
Remeasurements of defined benefit liability, net of tax		—	—	—	(57,397)	(57,397)

Total other comprehensive income (loss)		—	—	3,051	(57,397)	(54,346)

Total comprehensive income (loss) for the year	￦	—	—	3,051	(28,848)	(25,797)

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at December 31, 2012	￦	1,789,079	2,251,113	(893)	5,621,821	9,661,120

Balances at January 1, 2013	￦	1,789,079	2,251,113	(893)	5,621,821	9,661,120

Total comprehensive income for the year
Profit for the year		—	—	—	99,672	99,672

Other comprehensive income
Net change in fair value of available-for-sale financial assets, net of tax		—	—	588	—	588
Remeasurements of defined benefit liability, net of tax		—	—	—	1,045	1,045

Total other comprehensive income		—	—	588	1,045	1,633

Total comprehensive income for the year	￦	—	—	588	100,717	101,305

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at December 31, 2013	￦	1,789,079	2,251,113	(305)	5,722,538	9,762,425

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(In millions of won)	Note	2013		2012

Cash flows from operating activities:
Profit for the year		￦	99,672	28,549
Adjustments for:
Income tax expense	28		286,753	163,628
Depreciation	11, 15		3,380,966	3,946,844
Amortization of intangible assets	12, 15		230,539	265,939
Gain on foreign currency translation			(54,937)	(218,149)
Loss on foreign currency translation			35,954	58,608
Expenses related to defined benefit plan	17, 26		158,866	138,230
Reversal of stock compensation expense			—	(3)
Gain on disposal of property, plant and equipment			(8,258)	(5,886)
Loss on disposal of property, plant and equipment			621	1,391
Loss on disposal of intangible assets			452	—
Impairment loss on intangible assets			1,626	3,393
Reversal of impairment loss on intangible assets			(296)	—
Finance income			(54,014)	(178,267)
Finance costs			177,332	244,368
Other income			(2,947)	(10,766)
Other expenses			352,205	560,513

			4,504,862	4,969,843

Change in trade accounts and notes receivable			557,445	(1,615,787)
Change in other accounts receivable			49,113	(7,360)
Change in other current assets			4,505	6,642
Change in inventories			361,303	(35,235)
Change in other non-current assets			(118,745)	(49,442)
Change in trade accounts and notes payable			(877,147)	703,130
Change in other accounts payable			(168,872)	(101,262)
Change in accrued expenses			44,790	104,290
Change in other current liabilities			(13,259)	358,952
Change in long-term advances received			—	789,670
Change in other non-current liabilities			9,805	—
Change in provisions			(315,266)	(390,973)
Change in defined benefit liabilities			(19,093)	(179,916)

			(485,421)	(417,291)

Cash generated from operating activities			4,119,113	4,581,101
Income taxes refunded (paid)			(36,537)	1,395
Interests received			28,333	28,095
Interests paid			(172,054)	(190,205)

Net cash provided by operating activities		￦	3,938,855	4,420,386

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2013 and 2012

(In millions of won)	2013		2012

Cash flows from investing activities:
Dividends received	￦	14,582	55,800
Proceeds from withdrawal of deposits in banks		1,657,079	913,500
Increase in deposits in banks		(2,643,933)	(413,500)
Acquisition of investments		(508,400)	(225,396)
Proceeds from disposal of investments		13,717	3,571
Acquisition of property, plant and equipment		(2,973,707)	(3,701,307)
Proceeds from disposal of property, plant and equipment		22,950	24,725
Acquisition of intangible assets		(181,708)	(281,213)
Proceeds from disposal of intangible assets		1,902	—
Government grants received		1,744	3,962
Proceeds from settlement of derivatives		—	742
Acquisition of other non-current financial assets		(5,410)	(55,276)
Proceeds from disposal of other non-current financial assets		43,047	60,571

Net cash used in investing activities		(4,558,137)	(3,613,821)

Cash flows from financing activities:
Proceeds from short-term borrowings		1,123,130	3,267,046
Repayments of short-term borrowings		(1,123,130)	(3,267,046)
Proceeds from issuance of debentures		587,603	298,783
Proceeds from long-term debt		372,785	494,000
Repayments of long-term debt		(301,229)	—
Repayments of current portion of long-term debt and debentures		(1,187,384)	(803,672)

Net cash used in financing activities		(528,225)	(10,889)

Net increase (decrease) in cash and cash equivalents		(1,147,507)	795,676
Cash and cash equivalents at January 1		1,400,566	604,890

Cash and cash equivalents at December 31	￦	253,059	1,400,566

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Company and the possibility of its business expansion to other display products including Organic Light-Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2013, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common shares.

As of December 31, 2013, the Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and an LCD Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Company has overseas subsidiaries located in North America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2013, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2013, there are 19,789,200 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January23, 2014, which will be submitted for approval to the shareholders’ meeting to be held on March 7, 2014.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	available-for-sale financial assets are measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

•	Estimated useful lives of property, plant and equipment (note 3.(e))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 18 and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

2.	Basis of Presenting Financial Statements, Continued

(e)	Changes in accounting policies

Except for the changes below, the Company has consistently applied the accounting policies set out in Note 3 to all periods presented in the separate financial statements.

New and amended accounting standards adopted for the year ended December 31, 2013 are as follows:

•	K-IFRS No. 1113, Fair Value Measurement

•	K-IFRS No. 1019, Employee Benefits, and

•	Amendments to K-IFRS No. 1001, Presentation of Items of Other Comprehensive Income (“OCI”)

The nature and effects of the changes are explained below.

(i) Fair Value Measurement

K-IFRS No. 1113, Fair Value Measurement, establishes a single framework for measuring fair value and making relevant disclosures when such measurements are required or permitted by other K-IFRSs. It unifies the definition of fair value as the price that would be received or paid when market participants sell an asset or transfer a liability in an orderly transaction at the measurement date. As it replaces and expands the disclosure requirements about fair value measurements in other K-IFRSs, including K-IFRS No. 1107, the Company provides required disclosures in note 13.

(ii) Post-employment defined benefit plans

As a result of the amendments to K-IFRS No. 1019, the Company has changed its accounting policy with respect to the basis for determining the income or expense related to its post-employment defined benefit plans. Under the amendment of K-IFRS No. 1019, the Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling. Previously, the Company determined interest income on plan assets based on their long-term rate of expected return. There is no significant impact of applying this amendment on the separate financial statements.

(iii) Presentation of items of OCI

As a result of the amendments to K-IFRS No. 1001, the Company has modified the presentation of items of OCI in its statement of comprehensive income (loss) into “items that will never be reclassified to profit or loss” and “items that are or may be reclassified to profit or loss.” Accordingly, the comparative separate statement of comprehensive income for the year ended December 31, 2012 is restated.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its separate financial statements are as follows:

(a)	Interest in subsidiaries, associates and jointly controlled entities

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and jointly controlled entities in accordance with K-IFRS No.1027. Dividends from subsidiaries, associates or jointly controlled entities are recognized in profit or loss when the right to receive the dividend is established.

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (expense) in the separate statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the separate statement of comprehensive income.

(c)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss, are recognized in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Company recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sales financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Company designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Company measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(ii) Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at fair value through profit or loss and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2013, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iii) Share Capital

The Company only owns common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company’s management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the separate statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(e)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. The changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(f)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(g)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(h)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the separate statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i)	Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Company would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(i) Financial assets, Continued

The Company’s management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income, the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(j)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(k)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(k)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(l)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the separate statements of comprehensive income.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(m)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements.

(n)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(o)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(p)	Earnings per Share

The Company presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks, which comprise convertible bonds.

(q)	New Standards and Amendments Not Yet Adopted

Amendment to K-IFRS No. 1032, Financial Instruments: Presentation

The amendment improves application guidance of K-IFRS No. 1032, Financial Instruments: Presentation, to clarify criterion of offsetting financial assets and financial liabilities. The amendment will be effective for annual periods beginning on or after January 1, 2014, and has not been adopted early in preparing the separate financial statements.

Management believes that the adoption of the amendment is expected to have no significant impact on the separate statement of financial position of the Company.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

4.	Determination of Fair Value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Non-derivative Financial Liabilities

The fair value of financial liabilities at FVTPL is determined by reference to their quoted closing price at the reporting date. Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

5.	Risk Management

(a)	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management considers the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Company does not establish allowances for receivables under insurance and receivables from customers with a high credit rating. For the rest of the receivables, the Company establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(iv) Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD and JPY.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW, USD and JPY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In consideration of the currency fluctuation, the Company adopts policies to adjust factoring volumes of foreign currency denominated receivables or utilizing usance as a means to settle payables for the purchase of manufacturing facilities.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

5.	Risk Management, Continued

(v) Interest rate risk

Interest rate risk arises principally from the Company’s debentures and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	December 31, 2013		December 31, 2012
Total liabilities	￦	10,882,168	14,140,468
Total equity		9,762,425	9,661,120
Cash and deposits in banks (*1)		1,554,235	1,715,566
Borrowings (including bonds)		3,881,689	4,412,162
Total liabilities to equity ratio		111%	146%
Net borrowings to equity ratio (*2)		24%	28%

(*1)	Cash and deposits in banks consists of cash and cash equivalents and deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total equity with borrowings (including bonds) less cash and deposits in banks.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Current assets
Cash and cash equivalents
Demand deposits	￦	253,059	1,400,566

Deposits in banks
Time deposits	￦	1,231,176	300,000
Restricted cash (*)		70,000	15,000

	￦	1,301,176	315,000

(*)	Restricted cash relates to mutual growth fund to aid LG Group’s second and third-tier suppliers.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012

Trade, net	￦	175,997	281,069
Due from related parties		3,367,196	4,267,390

	￦	3,543,193	4,548,459

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Current assets
Non-trade accounts receivable, net	￦	49,626	92,662
Accrued income		10,180	8,675

	￦	59,806	101,337

Due from related parties included in other accounts receivable, as of December 31, 2013 and 2012 are ￦1,154 million and ￦2,416 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Current assets
Advance payments	￦	8,503	6,442
Prepaid expenses		44,179	38,281
Value added tax refundable		77,144	67,548

	￦	129,826	112,271

Non-current assets
Long-term prepaid expenses	￦	209,655	140,437
Long-term advance payments		3,500	—

	￦	213,155	140,437

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2013		December 31, 2012
Finished goods	￦	487,990	690,468
Work-in-process		570,008	620,175
Raw materials		240,439	354,240
Supplies		288,205	283,062

	￦	1,586,642	1,947,945

For the years ended December 31, 2013 and 2012, the amount of inventories recognized as cost of sales and inventory write-downs included in cost of sales is as follows:

(In millions of won)	2013		2012
Inventories recognized as cost of sales	￦	23,103,569	26,325,386
Including: inventory write-downs		189,312	118,903

There were no significant reversals of inventory write-downs recognized during 2013 and 2012.

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2013		December 31, 2012
Current assets
Deposits	￦	—	2,976

Non-current assets
Guarantee deposits with banks	￦	13	13
Available-for-sale financial assets		16,792	16,016
Deposits		15,282	53,043
Long-term other accounts receivable		8,818	11,246

	￦	40,905	80,318

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2013		December 31, 2012
Non-current assets
Debt securities
Government bonds	￦	2,838	2,838
Equity securities
Intellectual Discovery, Ltd.	￦	2,673	2,673
Silicon works Co., Ltd.		11,281	10,505

		13,954	13,178

	￦	16,792	16,016

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

10.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			December 31, 2013			December 31, 2012
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc. (*1)	San Jose, U.S.A.	Sell TFT-LCD products	100%	￦	—	100%	￦	—
LG Display Germany GmbH	Ratingen, Germany	Sell TFT-LCD products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell TFT-LCD products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell TFT-LCD products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture and sell TFT-LCD products	100%		561,635	100%		561,635
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell TFT-LCD products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture and sell TFT-LCD products	80%		157,864	80%		157,864
LG Display Guangzhou Co., Ltd. (*2)	Guangzhou, China	Manufacture and sell TFT-LCD products	100%		174,157	90%		157,268
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell TFT-LCD products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell TFT-LCD products	100%		1,250	100%		1,250
L&T Display Technology (Xiamen) Limited	Xiamen, China	Manufacture LCD module and TV sets	51%		—	51%		—
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture and sell TFT-LCD products	100%		88,488	100%		88,488
L&I Electronic Technology (Dongguan) Limited (*3)	Dongguan, China	Manufacture and sell e-Book devices	—		—	51%		—
Image & Materials, Inc. (*4)	Daejeon, South Korea	Manufacture EPD materials	—		—	100%		10,124
LUCOM Display Technology (Kunshan) Limited	Kunshan, China	Manufacture notebook borderless hinge- up	51%		8,594	51%		8,594
LG Display U.S.A., Inc.	McAllen, U.S.A.	Manufacture and sell TFT-LCD products	100%		12,353	100%		12,353
LG Display Reynosa S.A.de C.V. (*5)	Reynosa, Mexico	Manufacture TFT- LCD products	1%		92	1%		92

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

10.	Investments, Continued

(In millions of won)			December 31, 2013			December 31, 2012
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book value

Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800

LG Display China Co., Ltd. (*6)	Guangzhou,China	Manufacture and sell TFT-LCD products	64%		367,728	70%		30,399

				￦	1,465,933		￦	1,121,839

(*1)	LG Display America, Inc. (“LGDUS”) was sentenced to pay a fine of USD 400 million by the U.S. Government in 2008, which LGDUS recorded as a loss. The Company recorded the cumulative loss of LGDUS, mostly related to the fine, in excess of the Company’s investment in LGDUS as other accounts payable. Meanwhile, there is no balance in other accounts payable as of December 31, 2013. In June and December 2013, the Company invested ￦128,708 million in cash in aggregate for the capital increase of LGDUS. There were no changes in the Company’s ownership percentage in LGDUS as a result of these additional investments.
(*2)	In October 2013, Skyworth TV Holdings Limited exercised its put option to sell 10% ownership of LG Display Guangzhou Co., Ltd. (“LGDGZ”) in whole at ￦16,889 million and LGDGZ became a wholly owned subsidiary of the Company.
(*3)	In April and June 2013, the Company invested an aggregate of ￦6,730 million in cash to participate in the disproportionate capital increase of L&I Electronic Technology (Dongguan) Limited and acquired the remaining interests from non-controlling shareholder and in November 2013, as L&I Electronic Technology (Dongguan) Limited completed liquidation, the Company collected ￦200 million in cash from the investment in L&I Electronic Technology (Dongguan) Limited and recognized ￦131 million for the difference between the collected amount and carrying amount as finance cost.
(*4)	In July 2013, the Company collected ￦8,494 million from the investment in Image & Materials, which completed liquidation, and recognized ￦1 million for the difference between the collected amount and the carrying amount as finance cost.
(*5)	LG Display U.S.A. Inc. is wholly owned by the Company and LG Display U.S.A. Inc. owns 99% of LG Display Reynosa S.A. de C.V. (“LGDRS”)
(*6)	In March, September, and October 2013, the Company contributed ￦337,329 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”) and as of December 31, 2013, the Company’s ownership percentage in LGDCA is 64%. Meanwhile, LGDGZ, a subsidiary of the Company, owns 6% of LGDCA.

The Company recognized an impairment loss of ￦8,027 million as finance costs for the difference between the carrying amount and the recoverable amount of investments in subsidiaries in which there are no realistic prospects of recovery of the assets in 2013.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

10.	Investments, Continued

(b)	Investments in joint ventures consist of the following:

(In millions of won)
			December 31, 2013			December 31, 2012
Joint Ventures	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book value
Suzhou Raken Technology Co., Ltd. (*1)	Suzhou, China	Manufacture and sell LCD modules and LCD TV sets	51%	￦	120,184	51%	￦	108,266
Guangzhou New Vision Technology Research and Development Ltd. (*2)	Guangzhou, China	R&D on design of LCD modules and LCD TV sets	—		—	50%		4,569
Global OLED Technology LLC	Herndon, U.S.A.	Managing and licensing OLED patents	33%		53,282	33%		53,282

				￦	173,466		￦	166,117

(*1)	Despite of its 51% ownership, management concluded that the Company does not have control of Suzhou Raken Technology Co., Ltd. (“Raken”) because the Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers.

In September 2013, the Company invested ￦11,918 million in cash for the capital increase of Raken. There were no changes in the Company’s ownership percentage in Raken as a result of this additional investment.

(*2)	The Company received ￦3,540 million in cash for the remaining assets of Guangzhou New Vision Technology Research and Development Ltd. which was liquidated in November 2013 and recognized ￦1,029 million for the difference between the amount received and carrying amount as finance cost. As of December 31, 2013, Guangzhou New Vision Technology Research and Development Ltd. concluded the procedures of liquidation and at January 2, 2014, the registration of liquidation was completed.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

10.	Investments, Continued

(c)	Investments in associates consist of the following:

(In millions of won)
			December 31, 2013			December 31, 2012
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%	￦	45,089	40%	￦	45,089
TLI Inc. (*1)	Seongnam, South Korea	Manufacture and sell semiconductor parts	10%		6,961	12%		6,961
AVACO Co., Ltd.	Daegu, South Korea	Manufacture and sell equipment for FPDs	16%		6,021	16%		6,021
New Optics Ltd. (*2)	Yangju, South Korea	Manufacture back light parts for TFT-LCDs	46%		14,221	42%		14,221
LIG ADP Co., Ltd.	Seongnam, South Korea	Develop and manufacture the equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd (*3)	Ansan, South Korea	Manufacture LED back light unit packages	21%		11,900	30%		11,900
Dynamic Solar Design Co., Ltd. (*4)	Suwon, South Korea	Develop, manufacture and sell equipment for manufacturing solar battery and FPDs	—		—	40%		69
LB Gemini New Growth Fund No.16 (*5)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	31%		20,939	31%		15,489
Can Yang Investments Limited	Hong Kong	Develop, manufacture and sell LED parts	9%		17,516	9%		17,516
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	19%		10,000	19%		10,000
Eralite Optoelectronics (Jiangsu) Co., Ltd. (*6)	Suzhou, China	Manufacture LED Packages	20%		1,830	20%		4,626
Narenanotech Corporation	Yongin, South Korea	Manufacture and sell FPD manufacturing equipment	23%		30,000	23%		30,000
AVATEC Co., Ltd. (*7)	Daegu, South Korea	Process and sell glass for FPDs	16%		10,600	17%		10,600
Glonix Co., Ltd. (*8)	Gimhae, South Korea	Manufacture and sell LCD	20%		—	20%		2,000

				￦	181,407		￦	180,822

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

10.	Investments, Continued

(*1)	In 2013, the Company’s ownership in TLI Inc. was reduced from 12% to 10% due to the shares issued in relation to the exercise of warrants. The Company has its right to appoint a director to the board of directors of the investee.
(*2)	In 2013, as the Company did not participate in New Optics Ltd.’s reduction in capital stock through a distribution of cash, the Company’s ownership in New Optics Ltd. increased from 42% to 46%.
(*3)	In 2013, as the Company did not participate in the capital increase of WooRee E&L Co., Ltd. when WooRee E&L Co., Ltd. initially lists its shares in the Korea Securities Dealers Automated Quotations (“KOSDAQ”), the Company’s ownership in WooRee E&L Co., Ltd. was reduced from 30% to 21%.
(*4)	In 2013, the Company collected ￦107 million from the investment in Dynamic Solar Design Co., Ltd., which completed liquidation, and recognized ￦38 million of difference between the carrying amount and the recovered amount as finance cost.
(*5)	The Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In March and May 2013, the Company received ￦1,116 million and ￦260 million, respectively, from the Fund as capital distribution and made additional cash investment of ￦6,826 million in the Fund in June, September and December 2013, in aggregate. There were no changes in the Company’s ownership percentage in the Fund and the Company is committed to making future investments of up to an aggregate of ￦30,000 million.
(*6)	In 2013, the Company recognized an impairment loss of ￦2,796 million for the difference between the carrying amount and the recoverable amount the investment in Eralite Optoelectronics (Jiangsu) Co., Ltd., which manufactures LED Package.
(*7)	In 2013, the Company’s ownership in AVATEC Co., Ltd. was reduced from 17% to 16% due to the shares issued in relation to the exercise of stock options. The Company has its right to appoint a director to the board of directors of the investee.
(*8)	In 2013, the Company recognized an impairment loss of ￦2,000 million for the difference between the carrying amount and the recoverable amount of the investment in Glonix Co., Ltd., which manufactures and sells LCD. The Company has its right to appoint a director to the board of directors of the investee.

For the years ended December 31, 2013 and 2012, the aggregate amount of received dividends from subsidiaries, joint ventures and associates are ￦14,276 million and ￦55,318 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2013 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2013	￦	440,992	4,666,537	30,223,060	642,747	896,032	172,540	37,041,908
Accumulated depreciation as of January 1, 2013		—	(1,112,321)	(23,250,273)	(549,029)	—	(125,850)	(25,037,473)

Book value as of January 1, 2013		440,992	3,554,216	6,972,787	93,718	896,032	46,690	12,004,435
Additions		—	—	—	—	1,688,328	—	1,688,328
Depreciation		—	(225,608)	(3,089,654)	(51,550)	—	(14,154)	(3,380,966)
Disposals		(3,579)	(8,521)	(3,151)	(62)	—	—	(15,313)
Others (*2)		962	45,935	382,283	29,927	(468,828)	9,721	—
Subsidy received		—	(1,744)	—	—	—	—	(1,744)

Book value as of December 31, 2013	￦	438,375	3,364,278	4,262,265	72,033	2,115,532	42,257	10,294,740

Acquisition cost as of December 31, 2013	￦	438,375	4,702,736	30,425,132	675,033	2,115,532	195,947	38,552,755

Accumulated depreciation as of December 31, 2013	￦	—	(1,338,458)	(26,162,867)	(603,000)	—	(153,690)	(28,258,015)

(*1)	As of December 31, 2013, construction-in-progress relates to construction of manufacturing facilities including their machinery.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2012 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2012	￦	443,612	3,381,625	26,729,966	615,078	3,390,305	162,961	34,723,547
Accumulated depreciation as of January 1, 2012		—	(917,938)	(19,668,774)	(499,253)	—	(115,029)	(21,200,994)

Book value as of January 1, 2012		443,612	2,463,687	7,061,192	115,825	3,390,305	47,932	13,522,553
Additions		—	—	—	—	2,458,909	—	2,458,909
Depreciation		—	(195,861)	(3,683,435)	(54,499)	—	(13,049)	(3,946,844)
Disposals		(2,787)	(7,010)	(7,653)	(19)	—	(2,761)	(20,230)
Others (*2)		167	1,295,192	3,604,853	32,411	(4,953,182)	14,568	(5,991)
Subsidy received		—	(1,792)	(2,170)	—	—	—	(3,962)

Book value as of December 31, 2012	￦	440,992	3,554,216	6,972,787	93,718	896,032	46,690	12,004,435

Acquisition cost as of December 31, 2012	￦	440,992	4,666,537	30,223,060	642,747	896,032	172,540	37,041,908

Accumulated depreciation as of December 31, 2012	￦	—	(1,112,321)	(23,250,273)	(549,029)	—	(125,850)	(25,037,473)

(*1)	As of December 31, 2012, construction-in-progress relates to construction of plants including their machinery.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Capitalized borrowing costs	￦	20,470	24,612
Capitalization rate		4.56%	3.29%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2013 are as follows:

(In millions of won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2013	￦	542,895	423,125	50,233	495,120	2,204	24,011	11,074	14,593	13,076	1,576,331
Accumulated amortization as of January 1, 2013		(456,699)	(273,181)	—	(325,944)	—	(9,164)	(2,958)	—	(11,794)	(1,079,740)
Accumulated impairment loss as of January 1, 2013		—	—	(7,928)	—	—	—	—	—	—	(7,928)

Book value as of January 1, 2013		86,196	149,944	42,305	169,176	2,204	14,847	8,116	14,593	1,282	488,663
Additions-internally developed		—	—	—	123,271	—	—	—	—	—	123,271
Other additions		22,996	—	1,100	—	59,813	—	—	—	—	83,909
Amortization (*1)		(15,214)	(81,664)	—	(128,350)	—	(3,427)	(1,107)	—	(777)	(230,539)
Disposals		(285)	—	(1,215)	(854)	—	—	—	—	—	(2,354)
Impairment loss		—	—	(1,330)	—	—	—	—	—	—	(1,330)
Transfer from construction-in-progress		—	52,652	—	—	(52,652)	—	—	—	—	—

Book value as of December 31, 2013	￦	93,693	120,932	40,860	163,243	9,365	11,420	7,009	14,593	505	461,620

Acquisition cost as of December 31, 2013	￦	561,400	476,033	50,110	617,355	9,365	24,011	11,074	14,593	13,076	1,777,017

Accumulated amortization as of December 31, 2013	￦	(467,707)	(355,101)	—	(454,112)	—	(12,591)	(4,065)	—	(12,571)	(1,306,147)

Accumulated impairment loss as of December 31, 2013	￦	—	—	(9,250)	—	—	—	—	—	—	(9,250)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

12.	Intangible Assets, Continued

Changes	in intangible assets for the year ended December 31, 2012 are as follows:

(In millions of won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2012	￦	523,849	357,121	50,077	361,223	10,819	24,011	11,074	14,593	13,076	1,365,843
Accumulated amortization as of January 1, 2012		(443,343)	(171,804)	—	(248,221)	—	(5,724)	(1,852)	—	(10,854)	(881,798)
Accumulated Impairment loss as of January 1, 2012		—	—	(4,535)	—	—	—	—	—	—	(4,535)

Book value as of January 1, 2012		80,506	185,317	45,542	113,002	10,819	18,287	9,222	14,593	2,222	479,510
Additions-internally developed		—	—	—	198,225	—	—	—	—	—	198,225
Other additions		19,046	—	156	—	61,058	—	—	—	—	80,260
Amortization (*1)		(13,356)	(105,046)	—	(142,051)	—	(3,440)	(1,106)	—	(940)	(265,939)
Impairment loss		—	—	(3,393)	—	—	—	—	—	—	(3,393)
Transfer from construction-in-progress		—	69,673	—	—	(69,673)	—	—	—	—	—

Book value as of December 31, 2012	￦	86,196	149,944	42,305	169,176	2,204	14,847	8,116	14,593	1,282	488,663

Acquisition cost as of December 31, 2012	￦	542,895	423,125	50,233	495,120	2,204	24,011	11,074	14,593	13,076	1,576,331

Accumulated amortization as of December 31, 2012	￦	(456,699)	(273,181)	—	(325,944)	—	(9,164)	(2,958)	—	(11,794)	(1,079,740)

Accumulated impairment loss as of December 31, 2012	￦	—	—	(7,928)	—	—	—	—	—	—	(7,928)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses and administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

13.	Financial Instruments

(a)	Credit Risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Cash and cash equivalents	￦	253,059	1,400,566
Trade accounts and notes receivable, net		3,543,193	4,548,459
Other accounts receivable, net		59,806	101,337
Available-for-sale financial assets		2,838	2,838
Other non-current financial assets		8,831	11,259
Deposits		15,282	56,019
Deposits in banks		1,301,176	315,000

	￦	5,184,185	6,435,478

In addition to the financial assets above, as of December 31, 2013 and 2012, the Company provides payment guarantees of ￦7,387 million and ￦15,124 million, respectively, for its subsidiaries.

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region is as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Domestic	￦	264,703	205,454
Euro-zone countries		286,445	529,138
Japan		116,994	167,242
United States		1,236,652	1,790,401
China		987,746	1,307,759
Taiwan		422,461	257,793
Others		228,192	290,672

	￦	3,543,193	4,548,459

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

13.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable at the reporting date was as follows:

(In millions of won)	December 31, 2013			December 31, 2012
	Book value		Impairment loss	Book value	Impairment loss
Not past due	￦	3,551,096	(9,890)	4,528,302	(235)
Past due 1-15 days		1,650	(4)	5,927	(2)
Past due 16-30 days		112	(1)	9,531	(1)
Past due 31-60 days		53	(1)	2,154	(3)
Past due more than 60 days		180	(2)	2,788	(2)

	￦	3,553,091	(9,898)	4,548,702	(243)

The movement in the allowance for impairment in respect of receivables for the years ended December 31, 2013 and 2012 was as follows:

(In millions of won)
	2013		2012

Balance at the beginning of the year	￦	243	54
Bad debt expense		9,655	189

Balance at the end of the year	￦	9,898	243

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

13.	Financial Instruments, Continued

(b)	Liquidity Risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2013.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	￦	26,383	26,666	26,666	—	—	—	—
Unsecured bank loans		1,220,891	1,307,312	41,922	215,193	307,146	741,754	1,297
Unsecured bond issues		2,634,415	2,879,462	356,430	389,800	686,574	1,446,658	—
Trade accounts and notes payables		3,482,120	3,482,120	3,482,120	—	—	—	—
Other accounts payable		1,011,012	1,011,012	1,008,352	2,660	—	—	—
Other non-current liabilities		9,850	10,556	—	—	5,320	5,236	—
Payment guarantee		—	7,387	7,387	—	—	—	—

	￦	8,384,671	8,724,515	4,922,877	607,653	999,040	2,193,648	1,297

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

13.	Financial Instruments, Continued

(c)	Currency Risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2013
	USD	JPY	PLN	EUR
Cash and cash equivalents	199	1,927	1	4
Deposits in banks	—	—	—	20
Trade accounts and notes receivable	3,091	6,390	—	19
Other accounts receivable	7	—	—	—
Long-term other accounts receivable	8	—	—	—
Other assets denominated in foreign currencies	—	51	—	—
Trade accounts and notes payable	(2,703)	(24,532)	—	—
Other accounts payable	(153)	(3,210)	—	(6)
Debts	(700)	—	—	—

Net exposure	(251)	(19,374)	1	37

(In millions)	December 31, 2012
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	696	7,508	5	1	47
Trade accounts and notes receivable	4,002	6,400	—	—	38
Other accounts receivable	17	1	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(2,857)	(31,162)	—	—	—
Other accounts payable	(248)	(12,262)	(5)	—	(7)
Debts	(870)	—	—	—	—
Bonds	(349)	—	—	—	—

Net exposure	391	(29,464)	—	1	78

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

13.	Financial Instruments, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate			Reporting date spot rate
	2013		2012	December 31, 2013		December 31, 2012
USD	￦	1,094.79	1,126.88	￦	1,055.30	1,071.10
JPY		11.23	14.13		10.05	12.48
CNY		178.06	178.59		174.09	171.88
PLN		346.39	346.41		351.11	348.21
EUR		1,453.39	1,448.63		1,456.26	1,416.26

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2013 and 2012, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss before tax would have been as follows:

(In millions of won)	2013			2012
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦	(10,039)	(10,039)	15,873	15,873
JPY (5 percent weakening)		(7,377)	(7,377)	(13,931)	(13,931)
PLN (5 percent weakening)		13	13	13	13
EUR (5 percent weakening)		2,042	2,042	4,187	4,187

A stronger won against the above currencies as of December 31, 2013 and 2012 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(d)	Interest Rate Risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Fixed rate instruments
Financial assets	￦	1,557,073	1,718,404
Financial liabilities		(3,135,500)	(3,044,050)

	￦	(1,578,427)	(1,325,646)

Variable rate instruments
Financial liabilities	￦	(746,189)	(1,368,112)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

13.	Financial Instruments, Continued

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2013 and 2012, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss before tax by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2013
Variable rate instruments	￦	(5,656)	5,656	(5,656)	5,656

December 31, 2012
Variable rate instruments	￦	(10,370)	10,370	(10,370)	10,370

(e)	Fair Values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position, are as follows:

(In millions of won)	December 31, 2013			December 31, 2012
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	￦	14,119	14,119	13,343	13,343
Assets carried at amortized cost
Cash and cash equivalents	￦	253,059	253,059	1,400,566	1,400,566
Deposits in banks		1,301,176	1,301,176	315,000	315,000
Trade accounts and notes receivable		3,543,193	3,543,193	4,548,459	4,548,459
Other accounts receivable		59,806	59,806	101,337	101,337
Other non-current financial assets		8,831	8,831	11,259	11,259
Deposits		15,282	15,282	56,019	56,019

	￦	5,181,347	5,181,347	6,432,640	6,432,640

Liabilities carried at amortized cost
Secured bank loans	￦	26,383	26,383	53,555	53,555
Unsecured bank loans		1,220,891	1,245,426	1,740,003	1,779,819
Unsecured bond issues		2,634,415	2,689,697	2,618,604	2,677,038
Trade accounts and notes payable		3,482,120	3,482,120	4,386,383	4,386,383
Other accounts payable		1,011,012	1,011,067	2,479,772	2,479,772
Other non-current liabilities		9,850	9,930	—	—

	￦	8,384,671	8,464,623	11,278,317	11,376,567

The basis for determining fair values is disclosed in note 4.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

13.	Financial Instruments, Continued

(ii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2013	December 31, 2012
Debentures, loans and borrowings	2.99%	3.69%

(iii)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

The financial instruments carried at fair value as of December 31, 2013 and 2012 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2013
Assets
Available-for-sale financial assets	￦	14,119	—	—	14,119

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2012
Assets
Available-for-sale financial assets	￦	13,343	—	—	13,343

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)	December 31, 2013		December 31, 2012
Current
Current portion of long-term debt	￦	886,852	971,577

Non-current
Won denominated borrowings	￦	503,968	807,005
Foreign currency denominated borrowings		495,991	589,105
Bonds		1,994,878	2,044,475

	￦	2,994,837	3,440,585

(b)	Long-term debt at the reporting date is as follows:

(In millions of won, USD)
Lender	Annual interest rate as of December 31, 2013 (*)	December 31, 2013		December 31, 2012

Local currency loans
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25%, 2.75%	￦	11,932		16,629
Korea Development Bank and others	4.51%~4.96%		496,632		845,072
Less current portion of long-term debt			(4,596)		(54,696)

		￦	503,968		807,005

Foreign currency loans
The Export-Import Bank of Korea	—	￦	—		26,777
Kookmin Bank and others	3ML+0.90%~2.25%, 6ML+1.78%,		738,710		905,080

Foreign currency equivalent		USD	700	USD	870

Less current portion of long-term debt			(242,719)		(342,752)

		￦	495,991		589,105

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

14.	Financial Liabilities, Continued

(c)	Details of debentures issued and outstanding at the reporting date are as follows:

(In millions of won, USD and JPY)
	Maturity	Annual interest rate as of December 31, 2013	December 31, 2013		December 31, 2012

Local currency debentures (*)
Publicly issued debentures	April 2014~ November 2018	2.90%~5.89%	￦	2,640,000		2,250,000
Less discount on debentures				(5,585)		(5,579)
Less current portion of debentures				(639,537)		(199,946)

			￦	1,994,878		2,044,475

Foreign currency debentures
Floating-rate bonds			￦	—		374,885

Foreign currency equivalent				—	USD	350

Less discount on bonds				—		(702)
Less current portion of bonds				—		(374,183)

			￦	—		—

			￦	1,994,878		2,044,475

(*)	Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly in arrears.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

15.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Changes in inventories	￦	361,303	(35,236)
Purchases of raw materials, merchandise and others		11,578,556	14,873,603
Depreciation and amortization		3,611,505	4,212,783
Outsourcing fees		3,852,996	3,992,309
Labor costs		2,191,521	2,040,044
Supplies and others		917,010	758,544
Utility		694,407	631,087
Fees and commissions		365,780	342,550
Shipping costs		222,770	372,050
Advertising		144,777	103,997
After-sale service expenses		99,216	78,502
Travel		50,921	43,461
Taxes and dues		43,646	38,329
Others		1,243,107	1,072,229

	￦	25,377,515	28,524,252

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

For the year ended December 31, 2013, other non-operating income and other non-operating expenses contained exchange differences amounting to ￦829,122 million and ￦754,227 million, respectively (for the year ended December 31, 2012 : ￦933,035 million and ￦795,897 million, respectively) (note 25).

The expenses for the year ended December 31, 2012 were reclassified to conform to the classification for the year ended December 31, 2013.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Salaries	￦	151,023	133,626
Expenses related to defined benefit plan		21,454	19,633
Other employee benefits		29,988	26,544
Shipping costs		170,450	299,210
Fees and commissions		130,863	121,893
Depreciation		80,719	95,993
Taxes and dues		2,256	2,365
Advertising		144,777	103,997
After-sale service		99,216	78,502
Rent		9,346	9,214
Insurance		5,168	5,999
Travel		15,265	12,774
Training		10,516	11,476
Others		38,826	25,592

	￦	909,867	946,818

17.	Employee Benefits

The Company’s defined benefit plan provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others with the defined benefit plan.

(a)	Recognized liabilities for defined benefit obligations at the reporting date are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Present value of partially funded defined benefit obligations	￦	807,347	672,032
Fair value of plan assets		(488,651)	(491,730)

	￦	318,696	180,302

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

17.	Employee Benefits, Continued

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Opening defined benefit obligations	￦	672,032	486,519
Current service cost		149,392	129,511
Interest cost		26,019	22,909
Remeasurements (before tax)		(1,373)	75,921
Benefit payments		(40,730)	(40,230)
Transfers from related parties		2,007	(2,598)

Closing defined benefit obligations	￦	807,347	672,032

Weighted average remaining maturity of defined benefit obligations as of December 31, 2013, and 2012 are 13.4 years and 13.8 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Opening fair value of plan assets	￦	491,730	340,253
Expected return on plan assets		16,545	14,190
Remeasurements (before tax)		6	199
Contributions by employer directly to plan assets		15,000	160,000
Benefit payments		(34,630)	(22,912)

Closing fair value of plan assets	￦	488,651	491,730

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Guaranteed deposits in banks	￦	488,651	491,730

As of December 31, 2013, the Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank, etc.

The Company’s estimated contribution to the plan assets for the year ending December 31, 2014 is ￦111,829 under the assumption that the Company continues to maintain the plan assets at 70% of the amount payable if all the employees of the Company would leave the Company on December 31, 2014.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

17.	Employee Benefits, Continued

(e)	Expenses recognized in profit or loss for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Current service cost	￦	149,392	129,511
Net interest cost		9,474	8,719

	￦	158,866	138,230

Expenses are recognized in the following line items in the separate statements of comprehensive income.

(In millions of won)
	2013		2012
Cost of sales	￦	126,712	108,802
Selling expenses		10,194	9,480
Administrative expenses		11,260	10,153
Research and development expenses		10,700	9,795

	￦	158,866	138,230

(f)	Remeasurements of defined benefit liability (asset) included in other comprehensive income for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Included in other comprehensive income
Balance at January 1	￦	(86,306)	(28,909)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(33,447)	(34,372)
Demographic assumptions		(3,791)	(19,939)
Financial assumptions		38,611	(21,610)
Return on plan assets		6	199

		1,379	(75,722)

Income tax		(334)	18,325

Balance at December 31	￦	(85,261)	(86,306)

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2013	December 31, 2012
Expected rate of salary increase	5.1%	5.1%
Discount rate for defined benefit obligations	4.4%	4.0%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

17.	Employee Benefits, Continued

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2013	December 31, 2012
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.02%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.04%
	Females	0.01%	0.02%
Fifties	Males	0.06%	0.08%
	Females	0.03%	0.04%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the amounts as of December 31, 2013 are as follows:

	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	￦	(93,695)	113,664
Expected rate of salary increase		111,877	(94,103)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

18.	Provisions and Other Liabilities

Changes in provisions for the year ended December 31, 2013 are as follows:

(In millions of won)
	Litigations and claims (*1)		Warranties (*2)	Others	Total
Balance of January 1, 2013		200,589	54,155	1,526	256,270
Additions		234,944	99,216	317	334,477
Usage and reclassification	￦	(278,976)	(107,029)	—	(386,005)

Balance at December 31, 2013		156,557	46,342	1,843	204,742

Thereof current		156,557	41,337	1,843	199,737
Thereof non-current		—	5,005	—	5,005

(*1)	The Company expects that the provision for litigation and claims will be utilized in the next year.
(*2)	The provision for warranties covers defective products and is normally applicable for eighteen months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Company’s warranty obligation.

Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Current liabilities
Withholdings	￦	26,111	21,664
Unearned revenues		4,732	4,732

	￦	30,843	26,396

Non-current liabilities
Long-term accrued expenses	￦	335,034	318,219
Long-term other accounts payable		39,530	—
Long-term unearned revenues		7,494	12,226

	￦	382,058	330,445

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

19.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,713 million (￦1,808,235 million) and JPY 5,000 million (￦50,233 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2013, no accounts and notes receivable were sold but are not past due. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Company could sell its accounts receivables up to an aggregate of ￦100,000 million in connection with its domestic sales transactions and, as of December 31, 2013, no accounts and notes receivable were sold but not past due. In addition, the Company entered into agreements with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to USD 50 million (￦52,765 million) and USD 23 million (￦24,272 million), in April 2011 and November 2012, respectively. As of December 31, 2013, no accounts and notes receivables sold to Standard Chartered Bank were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2013, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD 15 million (￦15,830 million), USD 15 million (￦15,830 million) with China Construction Bank, JPY 1,000 million (￦10,047 million) with Woori Bank, USD 100 million (￦105,530 million) with Bank of China, USD 60 million (￦63,318 million) with Sumitomo Mitsui Banking Corporation, USD 30 million (￦31,659 million) with Hana Bank, and USD 30 million (￦31,659 million) with Shinhan Bank.

Payment guarantees

The Company obtained payment guarantees amounting to USD 8.5 million (￦8,970 million) and EUR 215 million (￦313,096 million) from Royal Bank of Scotland and other various banks for a number of occasions including value added tax payments in Poland. In addition, the Company provides a payment guarantee in connection with the term loan credit facilities of LG Display America, Inc. with an aggregate amount of USD 7 million (￦7,387 million) for principals and related interests.

License agreements

As of December 31, 2013, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of December 31, 2013, the Company’s balance of advances received from a customer amount to USD 980 million (￦1,034,194 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received a payment guarantee amounting to USD 200 million (￦211,060 million) from the Industrial Bank of Korea relating to advances received.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

19.	Commitments, Continued

Pledged Assets

Regarding the secured bank loan amounting to USD 25 million (￦26,383 million) from the Export-Import Bank of Korea, the Company provided part of its OLED manufacturing machinery as pledged assets.

20.	Contingencies

Anvik Corporation’s lawsuit for infringement of patent

In 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York (“SDNY district court”), in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, the Company and LG Display America, Inc. and other TFT-LCD manufacturing companies, dismissing the case in April 2012. In April 2012, Anvik Corporation appealed the court’s decision to the United States Court of Appeals for the Federal Circuit (“CAFC”). In March 2013, the CAFC has reversed the SDNY district court’s summary judgment ruling and remanded the case back to the district court for further proceedings. However, the Company and Anvik Corporation amicably settled with no payment and the charge was dropped in January 2014.

Industrial Technology Research Institute of Taiwan’s action for patent infringement

In 2012, the United States International Trade Commission (“USITC”) granted a motion by Industrial Technology Research Institute of Taiwan (“ITRI”) to add the Company and LG Display America, Inc. as additional respondents in an investigation under Section 337 of the United States Tariff Act (In the Matter of Certain Devices for Improving Uniformity Used in a Backlight Module and Components Thereof and Products Containing the Same, Investigation No. 337-TA-805). ITRI is seeking an exclusion order which prohibits the importation of televisions and monitors incorporating the Company’s products into the United States for alleged patent infringement. On October 22, 2012, USITC issued a Notice of Initial Determination finding that the Company and LG Display America, Inc. did not infringe the asserted patent of ITRI. On May 17, 2013, USITC issued a final determination finding that the patent was invalid and the Company and LG Display America, Inc. had not infringed ITRI’s patents. Meanwhile, ITRI appealed to the CAFC.

Patent Infringement Litigations and Invalidity Proceedings Between the Company and Samsung Display Co., Ltd. and Samsung Electronics Co., Ltd.

In September 2012, the Company filed a complaint in the Seoul Central District Court against Samsung Display Co., Ltd. (“SSD”) and Samsung Electronics Co., Ltd. (“SSE”) claiming infringement of seven patents related to OLED display technology and relevant manufacturing methods and seeking monetary compensation. In December 2012, SSD filed a complaint in the Seoul Central District Court against the Company and LG Electronics Co., Ltd. (“LGE”) claiming infringement of seven patents related to LCD technology and seeking monetary compensation. Each party respectively responded by requesting for an invalidity proceeding over such LCD patents in the Korean Intellectual Property Tribunal. For the amicable settlement, the settlement proceeded under the arbitration of the Korean government and, on September 23, 2013, the Company and Samsung Display withdrew the entire patent infringement litigations and invalidity proceedings and agreed to seek patent cooperation measures through conversation.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

20.	Contingencies, Continued

Patent Infringement Litigations Between the Company and Delaware Display Group LLC and Innovative Display Technologies LLC.

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case against the Company in the United States District Court for the District of Delaware. As of December 31, 2013, the Company could not reasonably estimate the outcome of the case.

Request for arbitration of Arkema France and its subsidiary regarding termination of a contract with the Company

In October 2012, Arkema France (“Arkema”) and its subsidiary filed a request for arbitration in the International Court of Arbitration of the International Chamber of Commerce regarding termination of a contract with the Company. The Company is currently defending against Arkema’s claims.

Anti-trust investigations and litigations

In December 2006, the Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

In November 2008, the Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD 400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Company and LGDUS and ordered the payment of USD 400 million. The agreement resolved all federal criminal charges against the Company and LGDUS in the United States in connection with this matter.

In December 2010, the European Commission (“the EC”) issued a decision finding that the Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR 215 million. In February 2011, the Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. To date the European Union General Court has not ruled on the Company’s application. In November 2011, the Company received an additional Request for Information from the EC relating to the alleged anti-competitive activities in the LCD industry and is responding to the request.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation against the Company without any finding of violations or levying of fines. To date no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. To date investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

In August 2011, the Korea Fair Trade Commission issued an Examination Report finding that the Company engaged in anti-competitive activities in violation of Korean fair trade laws and a hearing was held in October 2011. In December 2011, the Korea Fair Trade Commission imposed a fine on the Company and certain of its subsidiaries of approximately ￦31,378 million, and the Company filed an appeal of the decision with the Seoul High Court in December 2011. In February 2014, the Seoul High Court annulled the fining decision of the Korea Fair Trade Commission.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

20.	Contingencies, Continued

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). In March 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. Seventy-eight entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class expired on April 13, 2012 and ten entities (including groups and affiliated entities) submitted requests for exclusion from the indirect purchaser class. In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against the Company, alleging similar antitrust violations as alleged in the MDL Proceedings. In June 2011, the Company reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, the Company reached a settlement with the indirect purchaser class and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia, and Wisconsin, which was approved by the federal district court in April 2013. In March 2013, the Oklahoma attorney general dismissed its action as to the Company pursuant to a settlement agreement.

Apart from the direct and indirect purchaser class actions, individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. To date the Company is defending against twenty one Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Costco Wholesale Corp., Office Depot, Inc., Interbond Corp. of America (BrandsMart), P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliate, CompuCom Systems, Inc., NECO Alliance LLC, Proview Technology, Inc. and its affiliates, Acer America Corp. and its affiliates, and the attorneys general of Illinois, Washington, Oregon, South Carolina, and Mississippi.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

In Israel, the class action complaints were filed in the Central District Court in December 2013. The Company is in the preparation of the response.

While the Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Company. For certain cases described above, management is not able to estimate the potential loss if the final outcome of the cases is unfavorable to the Company as the cases are in early stage and management does not have sufficient information to estimate the amount of possible loss. Otherwise the Company has established provisions with respect to certain of the contingencies, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances and are subject to change materially based upon new information, intervening events and the final outcome of the cases.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

20.	Contingencies, Continued

The Decision of the Supreme Court of Korea in Ordinary Wages

In December 2013, the Supreme Court of Korea ruled that all fixed payments such as bonuses and allowances that have been uniformly provided to employees on a regular basis must now be included when calculating the employee’s ordinary wage. Accordingly, if regular bonuses are included in ordinary wages, it may impact the amount of overtime payment, allowance for night work and others. Even though the employees could retrospectively claim for the payments for the past based on ordinary wages including regular bonuses in accordance with the Supreme Court’s decision, employees’ claim for underpayment could not be accepted if the principles of good faith are applied. The Supreme Court expressly noted that if an employer is able to prove that there is an agreement of the wage system between the employer and the labor union stipulating that the regular bonuses are excluded from ordinary wage, and that paying employees for the past due to employees’ claim for the invalidity of the agreement will cause a substantial detriment to the management or major threat to the existence of the Company due to unexpected financial burden as a result of having to pay employees, employees’ retrospective claim for underpayment could not be accepted. For the Company, prior to the ruling, there was an agreement of the wage system between the employer and the labor union stipulating that the regular bonuses are excluded from ordinary wage and the management believes that paying employees for the past based on ordinary wages including regular bonuses will cause a substantial detriment to the Company due to unexpected financial burden to the Company. Accordingly, as of December 31, 2013, as a result of the decision of the Supreme Court of Korea, the Company believes that the possibility of an outflow of economic benefit is remote.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

21.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value W5,000), and as of December 31, 2013, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2012 to December 31, 2013.

(b)	Reserves

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

22.	Retained Earnings

(a)	Retained earnings at the reporting date are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Legal reserve	￦	140,594	140,594
Other reserve		68,251	68,251
Defined benefit plan actuarial loss		(85,261)	(86,306)
Retained earnings		5,598,954	5,499,282

	￦	5,722,538	5,621,821

(b)	For the years ended December 31, 2013 and 2012, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
	2013		2012
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	￦	5,499,282	5,470,733
Net income		99,672	28,549

		5,598,954	5,499,282

Appropriation of retained earnings (*)		—	—

Unappropriated retained earnings carried forward to the following year	￦	5,598,954	5,499,282

(*)	For the years ended December 31, 2013 and 2012, the date of appropriation is March 7, 2014 and March 8, 2013, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

23.	Related Parties

(a)	Related parties

Related parties for the year ended December 31, 2013 are as follows:

Level	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd.
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries, associates and joint ventures are described in note 10.

Related parties that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Company excluding subsidiaries, associates, and joint ventures for the years ended December 31, 2013 and 2012 are as follows:

Level	December 31, 2013	December 31, 2012
Subsidiaries of Associates	ADP System Co., Ltd.	ADP System Co., Ltd.
Entity that has significant influence over the Company	LG Electronics Inc.	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Hi Business Logistics Co., Ltd.	LG Electronics India Pvt. Ltd.
	Hiplaza Co., Ltd.	LG Electronics Vietnam Co., Ltd.
	Hi Entech Co., Ltd.	LG Electronics Thailand Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Electronics RUS, LLC
	LG Innotek Co., Ltd.	LG Electronics do Brasil Ltda.
	Hanuri Co., Ltd.	LG Electronics Shenyang Inc.
	Qingdao LG Inspur Digital Communication Co., Ltd.	LG Electronics (Hangzhou) Co., Ltd.
	LG Innotek Poland Sp. z o.o.	LG Electronics (Kunshan) Computer Co., Ltd.
	LG Innotek (Guangzhou) Co., Ltd.	Hi Business Logistics Co., Ltd.
	LG Electronics Vietnam Co., Ltd.	Hi Logistics Europe B.V.
	LG Electronics Thailand Co., Ltd.	LG Innotek Co., Ltd.
	LG Electronics RUS, LLC	LG Innotek Poland Sp. z o.o.
	LG Electronics Nanjing Display Co., Ltd.	LG Innotek (Guangzhou) Co., Ltd.
LG Electronics India Pvt. Ltd.
LG Electronics do Brasil Ltda.
LG Electronics (Kunshan) Computer Co., Ltd.
LG Electronics (Hangzhou) Co., Ltd.
Hi Logistics Europe B.V.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

(b)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Short-term benefits	￦	2,591	1,567
Expenses related to the defined benefit plan		1,139	173

	￦	3,730	1,740

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others
Subsidiaries
LG Display America, Inc.	￦	7,781,246	51	—	—	9
LG Display Japan Co., Ltd.		2,018,780	—	—	—	18
LG Display Germany GmbH		3,547,947	106	—	—	1,611
LG Display Taiwan Co., Ltd.		2,062,541	17	—	—	350
LG Display Nanjing Co., Ltd.		3,543	52	—	449,075	—
LG Display Shanghai Co., Ltd.		2,752,610	2	—	—	257
LG Display Poland Sp. z o.o.		1,177	96	—	82,375	128
LG Display Guangzhou Co., Ltd.		—	17,373	—	2,230,559	4,184
LG Display Shenzhen Co., Ltd.		2,230,943	—	—	—	36

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

(In millions of won)	2013
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others

LG Display Yantai Co., Ltd.		27,076	4,673	—	461,919	836
LUCOM Display Technology (Kunshan) Limited		26,932	—	—	8,199	—
LG Display U.S.A. Inc.		97,940	—	—	—	—
LG Display Singapore Pte. Ltd.		1,382,368	44	—	—	—
L&T Display Technology (Fujian) Limited		446,754	10	—	—	—
Image&Materials, Inc.		—	—	189	—	—
Nanumnuri Co., Ltd.		—	—	—	—	4,865

	￦	22,379,857	22,424	189	3,232,127	12,294

Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	493,701	—	—	166,571	2

Associates and their subsidiaries
New Optics Ltd.	￦	—	76,929	—	2,470	6,315
LIG ADP Co., Ltd.		—	666	8,743	—	3,102
TLI Inc.		—	58,881	—	—	1,473
AVACO Co., Ltd.		—	665	44,040	—	4,712
AVATEC Co., Ltd.		292	23	—	61,738	3,897
Paju Electric Glass Co., Ltd.		—	734,714	—	—	4,713
LB Gemini New Growth Fund No. 16		880	—	—	—	—
Narenanotech Corporation		300	328	2,061	—	412
Glonix Co., Ltd		—	5,209	—	—	115
ADP System Co., Ltd.		—	924	1,524	—	692
YAS Co., Ltd.		—	1,941	82,483	—	855

	￦	1,472	880,280	138,851	64,208	26,286

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

(In millions of won)	2013
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others
Entity that has significant influence over the Company
LG Electronics Inc.	￦	1,350,965	39,237	208,531	—	38,204

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	108,084	—	—	—	—
LG Electronics Vietnam Co., Ltd.		42,366	—	—	—	—
LG Electronics Thailand Co., Ltd.		69,674	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		6,010	—	—	—	—
LG Electronics RUS, LLC		9,622	—	—	—	—
LG Electronics do Brasil Ltda.		9,909	—	—	—	—
Hi Business Logistics Co., Ltd.		41	—	—	—	30,611
Hi Logistics Europe B.V.		—	—	—	—	3,182
LG Innotek Co., Ltd.		6,139	448,794	—	—	5,109
LG Innotek Poland Sp. z o.o.		—	6,442	—	—	161
LG Innotek (Guangzhou) Co., Ltd.		—	5,937	—	—	—
LG Hitachi Water Solutions Co., Ltd.		—	—	29,344	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		23,714	—	—	—	—
Others		132	2,229	—	—	1,118

	￦	275,691	463,402	29,344	—	40,181

	￦	24,501,686	1,405,343	376,915	3,462,906	116,967

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

(In millions of won)	2012
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others
Subsidiaries
LG Display America, Inc.	￦	9,195,871	112	—	—	1,276
LG Display Japan Co., Ltd.		1,420,333	—	—	—	90
LG Display Germany GmbH		4,315,182	186	—	—	907
LG Display Taiwan Co., Ltd.		2,593,732	215	—	—	616
LG Display Nanjing Co., Ltd.		61,997	39	1,984	608,641	—
LG Display Shanghai Co., Ltd.		3,635,125	1	—	—	156
LG Display Poland Sp. z o.o.		1,997	75	426	91,115	227
LG Display Guangzhou Co., Ltd.		16,428	15,097	4,896	2,678,833	753
LG Display Shenzhen Co., Ltd.		2,537,800	—	—	—	2
LG Display Yantai Co., Ltd.		5,294	3,395	—	372,097	1,124
LUCOM Display Technology (Kunshan) Limited		53,236	5,320	—	—	—
LG Display U.S.A. Inc.		95,223	—	—	—	—
LG Display Singapore Pte. Ltd.		1,291,026	—	—	—	—
L&T Display Technology (Xiamen) Limited		5	—	—	—	—
L&T Display Technology (Fujian) Limited		506,164	—	—	—	—
Image&Materials, Inc.		—	—	—	—	64
L&I Electronic Technology (Dongguan) Limited		179	—	—	—	—
Nanumnuri Co., Ltd.		—	—	—	—	713

	￦	25,729,592	24,440	7,306	3,750,686	5,928

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

(In millions of won)	2012
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others

Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	663,297	—	—	147,880	24

Associates and their subsidiaries
New Optics Ltd.	￦	8	164,152	—	—	6,426
LIG ADP Co., Ltd.		—	2,165	25,607	—	2,691
TLI Inc.		—	54,829	—	—	843
AVACO Co., Ltd.		204	719	88,510	—	4,993
AVATEC Co., Ltd.		—	—	—	7,580	2,529
Paju Electric Glass Co., Ltd.		—	1,052,850	—	—	6,667
Narenanotech Corporation		—	358	39,027	—	12,624
Glonix Co., Ltd.		—	525	—	—	3,149
ADP System Co., Ltd.		—	454	9	—	179
YAS Co., Ltd.		—	—	28	—	102

	￦	212	1,276,052	153,181	7,580	40,203

Entity that has significant influence over the Company
LG Electronics Inc.	￦	723,832	61,233	148,665	—	22,045

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

(In millions of won)	2012
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	116,974	—	—	—	—
LG Electronics Vietnam Co., Ltd.		36,738	—	—	—	—
LG Electronics Thailand Co., Ltd.		86,944	—	—	—	—
LG Electronics RUS, LLC		17,446	—	—	—	—
LG Electronics do Brasil Ltda.		28,840	—	—	—	—
Hi Business Logistics Co., Ltd.		41	—	—	—	24,356
Hi Logistics Europe B.V.		—	—	—	—	8,676
LG Innotek Co., Ltd.		10,205	401,458	—	—	4,462
LG Innotek Poland Sp. z o.o.		—	23,024	—	—	—
LG Innotek (Guangzhou) Co., Ltd.		—	3,952	—	—	—
Others		100	3,041	—	—	—

	￦	297,288	431,475	—	—	37,494

	￦	27,414,221	1,793,200	309,152	3,906,146	105,694

As a result of the amendment of K-IFRS No. 1110, related parties’ consolidated financial statements for the year ended December 31, 2012 are restated. Accordingly, relevant related parties’ transaction amounts and accounts balances for the year ended December 31, 2012 are revised.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

(d)	Trade accounts and notes receivable and payable as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2013		December 31, 2012	December 31, 2013	December 31, 2012
Subsidiaries
LG Display America, Inc.		1,211,404	1,747,339	1	8
LG Display Japan Co., Ltd.		117,041	167,051	4	1,283
LG Display Germany GmbH		285,711	518,208	861	—
LG Display Taiwan Co., Ltd.		421,799	258,541	18,960	3,067
LG Display Nanjing Co., Ltd.		439	783	57,614	43,749
LG Display Shanghai Co., Ltd.		401,209	685,034	14	—
LG Display Poland Sp. z o.o.		197	324	12,426	13,554
LG Display Guangzhou Co., Ltd.		620	2,022	754,373	713,930
LG Display Shenzhen Co., Ltd.		340,174	337,410	5	—
LG Display Yantai Co., Ltd.		614	1,300	120,468	188,534
LUCOM Display Technology (Kunshan) Limited		41	14,846	4,889	25,645
LG Display U.S.A. Inc.		15,154	29,675	—	—
LG Display Singapore Pte. Ltd.		117,513	129,669	—	—
L&T Display Technology (Xiamen) Limited		20,066	13,725	—	—
L&T Display Technology (Fujian) Limited		79,701	73,246	198,968	149,311
L&I Electronic Technology (Dongguan) Limited		—	38	—	—
Nanumnuri Co., Ltd.		—	—	806	281

	￦	3,011,683	3,979,211	1,169,389	1,139,362

Joint Venture
Suzhou Raken Technology Co., Ltd.		66,855	92,870	104,119	168,620

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2013		December 31, 2012	December 31, 2013	December 31, 2012

Associates and their subsidiaries
New Optics Ltd.	￦	—	—	8,998	26,807
LIG ADP Co., Ltd.		—	—	1,649	29,714
TLI Inc.		—	—	10,418	4,036
AVACO Co., Ltd.		—	—	15,291	83,756
AVATEC Co., Ltd.		—	—	10,041	5,523
Paju Electric Glass Co., Ltd.		—	—	108,379	168,845
Narenanotech Corporation		—	—	1,766	43,022
Glonix Co., Ltd.		—	—	1,987	503
ADP System Co., Ltd.		—	—	1,410	585
YAS Co., Ltd.		—	—	17,156	863

	￦	—	—	177,095	363,654

Entity that has significant influence over the Company
LG Electronics Inc.	￦	239,504	161,205	74,085	63,645

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	7,414	4,181	—	—
LG Electronics Vietnam Co., Ltd.		8,827	9,413	—	—
LG Electronics Thailand Co., Ltd.		10,141	13,342	—	—
LG Electronics RUS, LLC		227	5,985	—	—

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2013		December 31, 2012	December 31, 2013	December 31, 2012
LG Innotek Co., Ltd.		3	563	84,727	111,851

Qingdao LG Inspur Digital Communication Co., Ltd.		22,948	—	—	—
Others		748	3,036	7,068	11,623

	￦	50,308	36,520	91,795	123,474

	￦	3,368,350	4,269,806	1,616,483	1,858,755

As a result of the amendment of K-IFRS No. 1110, related parties’ consolidated financial statements for the year ended December 31, 2012 are restated. Accordingly, relevant related parties’ transaction amounts and accounts balances for the year ended December 31, 2012 are revised.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

24.	Revenue

Details of revenue for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012

Sales of goods	￦	25,791,484	28,518,092
Royalties		19,405	37,783
Others		43,294	116,480

	￦	25,854,183	28,672,355

25.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012

Rental income	￦	4,072	4,419
Foreign currency gain		829,122	933,035
Gain on disposal of property, plant and equipment		8,258	5,886
Reversal of impairment on intangible assets		296	—
Commission earned		3,596	3,946
Others		5,526	8,466

	￦	850,870	955,752

(b)	Details of other non-operating expenses for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012

Other bad debt expense	￦	29	88
Foreign currency loss		754,227	795,897
Loss on disposal of property, plant and equipment		621	1,391
Loss on disposal of intangible assets		452	—
Impairment loss on intangible assets		1,626	3,393
Donations		16,267	15,300
Expenses related to legal proceedings or claims and others		257,887	458,203

	￦	1,031,109	1,274,272

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012

Salaries and wages	￦	1,795,049	1,679,390
Other employee benefits		272,981	263,013
Contributions to National Pension plan		61,788	59,332
Expenses related to defined benefit plan		158,866	138,230
Reversal of stock compensation cost		—	(3)

	￦	2,288,684	2,139,962

27.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Finance income
Interest income	￦	29,754	22,183
Dividend income		14,582	55,800
Foreign currency gain		22,762	116,307
Gain on sale of investments		38	—

	￦	67,136	194,290

Finance costs
Interest expense	￦	161,930	182,776
Foreign currency loss		75,797	63,844
Loss on impairment of available-for-sale securities		—	6,392
Loss on disposal of available-for-sale securities		—	4,330
Loss on early redemption of debt		2,179	—
Loss on redemption of debentures		—	1,524
Loss on impairment of investments		12,823	50,980
Loss on disposal of investments		1,161	—
Loss on sale of trade accounts and notes receivable		132	225

	￦	254,022	310,071

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Gain on valuation of available-for-sale financial assets	￦	776	4,025
Tax effect		(188)	(974)

Finance income recognized in other comprehensive income after tax	￦	588	3,051

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

28.	Income Taxes

(a)	Details of income tax expense for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Current tax expense
Current year	￦	4,762	3,076
Adjustment for prior years		31,809	—

		36,571	3,076
Deferred tax expense (benefit)
Origination and reversal of temporary differences		34,813	(37,017)
Change in unrecognized deferred tax assets		215,369	197,569

		250,182	160,552

Income tax expense	￦	286,753	163,628

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	￦	776	(188)	588
Remeasurements of defined benefit liability (asset)		1,379	(334)	1,045

	￦	2,155	(522)	1,633

(In millions of won)	2012
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale Securities	￦	4,025	(974)	3,051
Remeasurements of defined benefit liability (asset)		(75,722)	18,325	(57,397)

	￦	(71,697)	17,351	(54,346)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

28.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2013 and 2012 is as follows:

(In millions of won)	2013			2012
Profit for the year		￦	99,672		28,549
Income tax expense			286,753		163,628

Profit before income tax			386,425		192,177

Income tax using the Company’s statutory tax rate	24.20%		93,515	24.20%	46,507
Non-deductible expenses	1.94%		7,495	8.22%	15,790
Tax credits	(12.95%)		(50,032)	(50.32%)	(96,708)
Change in unrecognized deferred tax assets	55.73%		215,369	102.81%	197,569
Adjustment for prior years	4.37%		16,877	—	—
Others	0.91%		3,529	0.24%	470

Actual income tax expense		￦	286,753		163,628

Actual effective tax rate			74.21%		85.14%

29.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2013, in relation to the temporary differences on investments in subsidiaries amounting to ￦211,423 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unrecognized deferred tax assets

As of December 31, 2013 and 2012, the tax basis of the Company’s investment in one subsidiary is greater than its financial statement carrying amount, which gave rise to deductible temporary differences amounting to ￦428,524 million and ￦431,407 million, respectively. The Company did not recognize deferred tax assets for these temporary differences because the possibility for these differences to reverse,, through events such as disposing of the related investments in the foreseeable future, is less than probable.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

29.	Deferred Tax Assets and Liabilities, Continued

(c)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2013, the Company recognized deferred tax assets of ￦538,289 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31,
	2014		2015	2016
Tax credit carryforwards	￦	304,717	165,006	59,076

(d)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December, 31, 2013		December, 31, 2012	December, 31, 2013	December, 31, 2012	December, 31, 2013	December, 31, 2012
Other accounts receivable, net	￦	—	—	(2,476)	(2,063)	(2,476)	(2,063)
Inventories, net		17,500	8,903	—	—	17,500	8,903
Available-for-sale financial assets		98	285	—	—	98	285
Defined benefit obligation		72,709	38,573	—	—	72,709	38,573
Accrued expenses		81,193	79,321	—	—	81,193	79,321
Property, plant and equipment		102,651	81,832	—	—	102,651	81,832
Intangible assets		—	2,488	(1,207)	—	(1,207)	2,488
Provisions		11,460	12,979	—	—	11,460	12,979
Gain or loss on foreign currency translation, net		282	5,340	(957)	(958)	(675)	4,382
Others		5,908	27,336	—	—	5,908	27,336
Tax losses carryforwards		110,550	233,139	—	—	110,550	233,139
Tax credit carryforwards		538,289	699,529	—	—	538,289	699,529

Deferred tax assets (liabilities)	￦	940,640	1,189,725	(4,640)	(3,021)	936,000	1,186,704

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

29.	Deferred Tax Assets and Liabilities, Continued

(e)	Changes in deferred tax assets and liabilities for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	January 1, 2012		Profit or loss	OCI	December 31, 2012	Profit or loss	OCI	December 31, 2013
Other accounts receivable, net	￦	(3,738)	1,675	—	(2,063)	(413)	—	(2,476)
Inventories, net		14,484	(5,581)	—	8,903	8,597	—	17,500
Available-for-sale financial assets		1,259	—	(974)	285	1	(188)	98
Defined benefit obligation		21,877	(1,629)	18,325	38,573	34,470	(334)	72,709
Accrued expenses		72,965	6,356	—	79,321	1,872	—	81,193
Property, plant and equipment		50,602	31,230	—	81,832	20,819	—	102,651
Intangible assets		1,105	1,383	—	2,488	(3,695)	—	(1,207)
Provisions		11,618	1,361	—	12,979	(1,519)	—	11,460
Gain or loss on foreign currency translation, net		(17,697)	22,079	—	4,382	(5,057)	—	(675)
Debentures		6,059	(6,059)	—	—	—	—	—
Others		13,255	14,081	—	27,336	(21,428)	—	5,908
Tax losses carryforwards		329,068	(95,929)	—	233,139	(122,589)	—	110,550
Tax credit carryforwards		829,048	(129,519)	—	699,529	(161,240)	—	538,289

Deferred tax assets (liabilities)	￦	1,329,905	(160,552)	17,351	1,186,704	(250,182)	(522)	936,000

Statutory tax rate applicable to the Company is 24.2% for the year ended December 31, 2013.

(f)	Changes in minimum tax rate for the subsequent period

On January 1, 2014, the Tax Reduction and Exemption Control Act in Korea was amended so that the minimum tax rate applied to taxable income in excess of ￦100 billion for the Company after 2014 was revised from 16% to 17%. As of December 31, 2012, the Company applied 16% as the minimum tax rate when measuring the amount of tax credit related deferred tax assets for which it is probable that the related tax benefit will be realized. If the Company applied the 17% of minimum tax rate, deferred tax assets related to tax credit carryforwards would have decreased by ￦55,245 million.

On January 1, 2014, certain municipal corporate income tax rules were amended and effective on the same date that resulted in excluding tax credits from the basis of determining municipal corporate income tax. Accordingly, starting for the annual periods from 2014, the Company will have larger municipal corporate income tax due to the impact from the income tax credits. If the amended municipal corporate income tax rules were applied at the end of 2013, deferred tax assets related to tax credit carryforwards would have decreased by ￦48,827 million.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

30.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2013 and 2012 are as follows:

(In won and No. of shares)	2013		2012

Profit for the period	￦	99,671,926,545	28,548,662,750
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings per share	￦	279	80

There were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share from January 1, 2012 to December 31, 2013.

(b)	Diluted earnings per share are not calculated since there was no potential common stock for the years ended December 31, 2013 and 2012.

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2013 and 2012 is as follows:

(In millions of won)
	2013	2012
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	￦ (1,305,849)	(1,267,010)

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

LG Display Co., Ltd.:

We have reviewed the accompanying Report on the Operation of Internal Accounting Control System (“IACS”) of LG Display Co., Ltd. (the “Company”) as of December 31, 2013. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2013, in all material respects, in conformity with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of separate financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2013 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2013. We did not review the Company’s IACS subsequent to December 31, 2013. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 19, 2014

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of and for the year ended December 31, 2013 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operation of Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of LG Display Co., Ltd.

We, as the Internal Accounting Control System (“IACS”) Officer and Chief Executive Officer (“CEO”) of LG Display (“the Company”), assessed the effectiveness of the design and operation of the Company’s ICFR as of December 31, 2013.

The Company’s management, including myself, is responsible for designing and operating an IACS. We assessed the design and operational effectiveness of the IACS in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable separate financial statements. We followed the IACS Framework to evaluate the effectiveness of the IACS design and operation.

Based on the assessment results, we believe that the Company’s IACS, as of December 31, 2013, is effectively designed and operating, in all material respects, in conformity with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

January 20, 2014

Sangdon Kim

Internal Control over Financial Reporting Officer

Sang Beom Han

Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 27, 2014	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / IR Division